SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT and JGS extend closing date anew” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

August 1, 2011

The Philippine Stock Exchange

Disclosure Department

Tower One and Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT and JGS extend closing date anew”.

The same shall serve as our disclosure pursuant to the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Encs.

Exhibit 1

August 1, 2011

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

We submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT and JGS extend closing date anew”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  August 1, 2011

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT and JGS extend closing date anew“.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: August 1, 2011

Exhibit 1

PLDTpressrelease

PLDT AND JGS extend closing date anew

MANILA, PHILIPPINES: 1ST AUGUST 2011 - Philippine Long Distance Telephone Company (PLDT) and JG Summit Holdings, Inc. agreed to extend anew the closing date of the transaction under the Sale and Purchase Agreement dated March 29, 2011 from July 30, 2011 to August 26, 2011. The parties are awaiting the approvals of various regulatory bodies.

PLDT’s Chairman, Manuel V. Pangilinan said: “The regulatory process, which started in early April, has taken longer than we anticipated. Nonetheless, our commitment to this deal remains unchanged because we are firm in our belief that the transaction stands to bring substantial benefits not only to the shareholders but also to consumers and the general public.”

JG Summit’s Chairman, Mr. James L. Go said: “We eagerly await the decision of the regulators so that we can proceed with closing the deal with PLDT. This will translate to Sun subscribers benefiting from a stronger and more robust telecommunications company resulting from the PLDT-Digitel deal.”

XXX

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line and cellular networks.

About Digitel

Established in 1987, Digitel is one of the major providers of wireline (communication systems in Luzon. In 2003, Digitel entered the wireless communications business through the Sun Cellular brand and has since then been recognized as one of the fastest-growing wireless communications providers in the country, with 14 million wireless subscribers as of the end of 2010. Through Sun Cellular, Digitel is able to expand its portfolio of telecommunications services to include wireless voice and internet together with its array of fixed-line telephony products. Digitel is listed on the Philippine Stock Exchange and is a subsidiary of JGS.

Exhibit 1

About JGS

JGS is the listed holding company of the Gokongwei family, one of the country’s foremost business groups. JGS has a diversified portfolio of businesses spanning aviation, banking, consumer goods manufacturing, petrochemicals, real estate, and telecommunications. It is a member of the Philippine Composite Index, and has a market capitalization of P180.1 billion as of 30 June 2011.

Contact person:

Ramon R. Isberto

PLDT Spokesperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 511310

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 1, 2011